Exhibit 99.1  Material Change Report dated December 14 2009

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

KOKOMO ENTERPRISES INC. (formerly Zab Resources Inc.)

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia  V6E 2K3

(the “Company” or “Kokomo”)

2.

Date of Material Changes

December 3, 2009 and December 10, 2009

3.

News Releases

News releases were issued on December 3, 2009 and December 10, 2009 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Changes

The Company has closed the first tranche of the non-brokered private placement by issuing, on December 2, 2009, 2,000,000 Units of the Company at $0.06 per Unit for total proceeds to the Company of $120,000.

Mr. J. Wayne Murton has resigned from his position as a director of the Company.

5.

Full Description of Material Changes

1.

News Release dated December 3, 2009 – Please see attached Schedule “A”.

2.

News Release dated December 10, 2009 – Please see attached Schedule “B”.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

51-102F3

Kokomo Enterprises Inc.

December 3, 2009

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.

 Date of Report

This report is dated the 14th day of December, 2009.

51-102F3

Kokomo Enterprises Inc.

December 3, 2009

Schedule “A”

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

NEWS RELEASE

Date: December 3, 2009

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Closing of First Tranche of Non-Brokered Private Placement Financing

Kokomo Enterprises Inc. (the “Company” or “Kokomo”) is pleased to announce that further to the Company’s News Release dated November 13, 2009, the Company has closed the first tranche of the non-brokered private placement by issuing, on December 2, 2009, 2,000,000 Units of the Company at $0.06 per Unit for total proceeds to the Company of $120,000.  Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.10 per common share for a period of five years until December 2, 2014.  All securities issued pursuant to the first closing have a hold period which expires on April 3, 2010.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

NR_Kokomo Enterprises Inc Dec 3_2009 (First Tranche Closing of PP)

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3

Kokomo Enterprises Inc.

December 3, 2009

Schedule “B”

KOKOMO ENTERPRISES INC.

(formerly Zab Resources Inc.)

NEWS RELEASE

Date: December 10, 2009

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Kokomo Enterprises Inc. (the “Company”) reports that Mr. James Wayne Murton

(“Mr. Murton”) has resigned from his position as a director of the Company.  The Company thanks Mr. Murton for his past services and wishes him the best for the future.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

(formerly Zab Resources Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

NR_Kokomo Enterprises Inc December 10_2009

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3

Kokomo Enterprises Inc.

December 3, 2009